Exhibit 99.1

B Communications Reports Ahead-of-Plan Execution for Q3 2010

- Debt Repayment Process Progressing Well Ahead of Schedule–
- Balance Sheet Strengthened Through Successful Issuance of
  NIS 400 Million in Low-Interest Series B Debentures -

Ramat Gan, Israel – November 2, 2010 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the third quarter ended September 30, 2010.

Consolidation of Bezeq Results

●
Bezeq results consolidated for entire third quarter of 2010: B Communications’ third quarter results reflect the full consolidation of the operations of Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”) for the period. This reflects the fact that B Communications’ acquisition of the controlling interest of Bezeq (approximately 30.4%) was completed during the second quarter of 2010 (on April 14, 2010).

●
Supplemental unconsolidated results table: To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. B Communications’ interest in Bezeq’s net income is presented as a single line item in the unconsolidated table, (see below, “B Communications’ Unconsolidated Q3 Financial Results”).

●
Adoption of IFRS: In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010 B Communications adopted the financial reporting standards utilized by Bezeq, the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP) (see note C below).

B Communications’ Third Quarter Financial Results
B Communications’ revenues for the third quarter were NIS 3.03 billion (US$ 828 million), an over ten-fold increase compared with NIS 294 million reported in the third quarter of 2009. The Company’s revenues for Q3 2010 consisted entirely of Bezeq's revenues, while its Q3 2009 revenues consisted of sales generated by the Company’s legacy 012 Smile telecom business. Revenues for the first nine months of 2010, which consolidate Bezeq's results from April 14, 2010, were NIS 5.6 billion (US$ 1.5 billion) compared with NIS 869 million reported in the first nine months of 2009.

B Communications’ net income attributable to the owners of the Company for the third quarter totaled NIS 42 million (US$ 11 million) compared with NIS 15 million recorded in the third quarter of 2009. B Communications’ net income attributable to the owners of the Company for the reporting quarter consisted entirely of the profit generated by Bezeq for the period, mitigated by the impact of two significant expenses:

●
Financial expenses: B Communications’ financial expenses for the third quarter totaled NIS 84 million (US$ 23 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 81 million (US$ 22 million), and expenses related to the Company’s CPI-linked debentures, which totaled NIS 8 million (US$ 2 million), offset by NIS 5 million (US$ 1 million) of finance income generated by the Company’s conservative portfolio of marketable investments.

●	Amortization, net: B Communications’ amortization related to the Bezeq purchase price allocation totaled NIS 52 million, net (US$ 14 million) during the third quarter of 2010 (see Note B below).

B Communications’ Cash Position and Loan Repayment Plan

●
Successful placement of NIS 400 million in debentures: On September 21, 2010, B Communications issued NIS 400 million (US$ 109 million) of Series B debentures. These debentures carry a 6.5% fixed annual interest rate, are not linked to the Israeli CPI and are listed for trade on the Tel Aviv Stock Exchange.

●
Dividends received from Bezeq: On October 7, 2010, B Communications received a dividend of NIS 389 million (US$ 106 million) from Bezeq. Bezeq paid this dividend in line with its announced policy of paying out 100% of its net income as dividends on a semi-annual basis. This dividend was larger than projected in the Company’s original budget and loan repayment plan. The Company used this dividend for three purposes:

1)	Payment of a portion of its currentloan repayment commitment in the amount of NIS 255 million (US$ 70 million).

2)
Pre-payment of an additional NIS 56 million(US$ 15 million) to creditors, thereby reducing the size of the final “bullet” repayment that is due at the end of the loan repayment period and saving related future interest expenses.

3)	Addition of NIS 78 million(US$ 21 million) to the Company’s cash balance.

●
Outstanding loans and loan repayment plan: At September 30, 2010, the Company’s unconsolidated total gross debt was NIS 5.2 billion (US$ 1.4 billion) and unconsolidated net debt was NIS 4.1 billion (US$ 1.1 billion). At this point, the Company’s loan repayment process is proceeding well ahead of schedule.

B Communications’ Unconsolidated Cash Position

	As of June 30, 2010	As of Sept. 30, 2010
(in NIS millions)	(pre debt offering)	(post debt offering)
Cash and cash equivalents	389	743
Dividend receivable	-	389
Total gross debt	4,741	5,197

B Communications’ Unconsolidated Q3 Financial Results

	Q3 2010	Q3 2010
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(84)	(23)
PPA amortization, net	(52)	(14)
Interest in Bezeq's net income	178	48
Net income	42	11

Comments of Management

Commenting on the results, Mr. Eli Holtzman, CEO of B Communications, said, “We are pleased to report a period of rapid progress that has confirmed Bezeq’s cash generation potential and the overall soundness of our loan repayment plan.

“Bezeq has reported another excellent quarter, demonstrating the power of its formidable position in Israel’s telecommunications market, strong management and growth strategy to generate sizeable profits. Having received a larger-than-expected dividend, we have been able to accelerate our repayment plan and to increase our cash balance. At the same time, we took advantage of favorable market conditions to further strengthen our balance sheet, raising NIS 400 million from investors at a low rate of interest. As such, we feel well positioned to carry out all of our plans and to continue seeking out ways to generate value for our shareholders.”

Bezeq Group’s Q3 Financial Results

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s Q3 consolidated financial report. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il

Bezeq Group’s Consolidated Results

Bezeq Group (consolidated) 1	Q3 20102	Q3 2009	Change	9M 20102	9M 2009	Change
	(NIS millions)			(NIS millions)
Revenues	3,033	2,924	3.7%	8,929	8,587	4.0%
Operating profit	979	875	11.9%	2,843	2,492	14.1%
EBITDA	1,329	1,236	7.5%	3,884	3,601	7.9%
EBITDA margin	43.8%	42.3%		43.5%	41.9%
Net profit attributable to Company shareholders	588	2,088	(71.8)%	1,868	3,237	(42.3)%
Diluted EPS (NIS)	0.22	0.79	(72.2)%	0.70	1.23	(43.1)%
Cash flow from operating activities	1,166	1,021	14.2%	2,948	2,870	2.7%
Capex payments, net 3	328	364	(9.9)%	1,052	1,093	(3.7)%
Free cash flow 4	838	657	27.5%	1,896	1,782	6.4%
Net debt/EBITDA (end of period) 5	0.91	0.61		0.91	0.61
Net debt/shareholders' equity (end of period)	0.92	0.44		0.92	0.44

1 As of August 21st, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1st, 2008.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. 9M 2010 includes a one-time profit from the consolidation of Walla! recorded in Q2-10.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.

Bezeq Group revenues for Q3 2010 totaled a record NIS 3.03 billion, up 3.7% from NIS 2.92 billion in the year ago period. Revenue growth was driven by higher revenues at Pelephone, Bezeq International and the consolidation of Walla!, and was partially offset by a 1.5% decline in Bezeq Fixed-Line revenues.

Bezeq’s operating profit increased 11.9% to NIS 979 million in Q3 2010, up from NIS 875 million in Q3 2009. The improvement in operating profit delivered a 32.3% operating margin and was driven primarily by higher total revenues, the positive impact of ongoing cost reduction initiatives and to a lesser extent by the positive impact from the ongoing disposal of real estate and copper during the quarter.

Net profit attributable to Bezeq shareholders for Q3 2010 amounted to NIS 588 million, in line with the year ago period when excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of Yes in Q3 2009.

Cash flow from operating activities in Q3 2010 rose 14.2% year-over-year to NIS 1.17 billion, as compared to NIS 1.02 billion in Q3 2009. The year-over-year increase in operating cash flow was primarily related to working capital timing differences within the Fixed-Line segment.

Free cash flow increased 27.5% year-over-year to NIS 838 million in Q3 2010, as compared with NIS 657 million in Q3 2009, due to the aforementioned change in operating cash flow and a 9.9% decline in capital expenditures-related payments made during the quarter.

Conference Call Information

The management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold -Golden Lines Ltd. (NASDAQ: IGLD), to be held today, Tuesday, November 2, at 09:00 am EDT (15:00 in Israel). During the call, Messrs. Eli Holtzman and Doron Turgeman, who serve as the CEO and CFO of both Internet Gold and B Communications, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0609 from other international locations

The call will also be broadcast live through the Company’s website, www.bcommunications.co.il,  and will be available for replay during the next 30 days.

##

Notes:
A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of September 30, 2010 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2010 (NIS 3.6650 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): In connection with B Communications’ acquisition of the controlling interest in Bezeq, it has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard of generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-GAAP MEASUREMENTS: Reconciliation between Bezeq’s results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with GAAP.

Bezeq’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with ASC 718-10 (formerly known as SFAS 123(R)), income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.37%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.62%-owned) (NASDAQ Global Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Balance Sheets

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.665
	September 30	December 31	September 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Assets
Cash and cash equivalents	1,782	940	486
Marketable securities	357	99	97
Investments, including derivatives	16	-	4
Trade receivables	2,737	-	747
Parent company receivable	-	1	-
Related parties receivables	2	3	1
Other receivables	195	4	53
Inventory	178	-	49
Assets classified as held-for-sale	30	1,362	8

Total current assets	5,297	2,409	1,445

Long-term trade and other receivables	1,073	-	293
Investments, including derivatives	134	-	37
Property, plant and equipment	5,533	-	1,510
Intangible assets	14,889	-	4,062
Deferred and other expenses	670	-	183
Investments inequity-accounted investors (mainly loans)	1,111	-	303
Deferred tax assets	333	1	91

Total non-current assets	23,743	1	6,479

Total assets	29,040	2,410	7,924

B Communications Ltd.

Consolidated Balance Sheets

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.665
	September 30	December 31	September 30
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
	NIS millions		$ millions
Liabilities
Current maturities of long-term liabilities and short-term bank credit	499	448	136
Current maturities of debentures	967	72	264
Loans from parent company	-	326	-
Trade payables	1,089	-	297
Other payables including derivatives	946	3	258
Parent company payables	5	4	1
Current tax liabilities	436	24	119
Deferred income	32	-	9
Provisions	295	-	81
Employee benefits	351	-	96
Dividend payable	891	-	243
Liabilities classified as held-for-sale	-	270	-

Total current liabilities	5,511	1,147	1,504

Debentures	2,643	342	721
Bank loans	6,284	-	1,715
Loans from institutions and others	540	-	147
Employee benefits	298	-	81
Deferred income and other	44	-	12
Provisions	68	-	19
Deferred tax liabilities	2,444	-	667

Total non-current liabilities	12,321	342	3,362

Total liabilities	17,832	1,489	4,866

Equity
Total equity attributable to company's shareholders	1,397	921	381
Non-controlling interest	9,811	-	2,677
Total equity	11,208	921	3,058

Total liabilities and equity	29,040	2,410	7,924

B Communications Ltd.

Consolidated Statements of Operations

(In millions, except share data)

				Convenience
				translation into
				U.S. dollars
				$1 = NIS 3.665
	Nine-month	Three-month		Nine- month
	period ended	period ended	Year ended	period ended
	September 30	September 30	December 31	September 30
	2010	2010	2009	2010
	(Unaudited)		(Audited)	(Unaudited)
	NIS millions			$ millions
Revenues	5,599	3,033	1,173	1,528

Cost and expenses
Depreciation and amortization	1,061	577	98	290
Salaries	925	492	158	252
General and operating expenses	2,327	1,272	749	635
Other operating expenses (income), net	(111)	(59)	2	(30)

	4,202	2,282	1,007	1,147

Operating income	1,397	751	166	381

Finance expense (income), net	282	158	(36)	77

Income after financing expenses (income), net	1,115	593	202	304

Share in losses of equity-accounted investees	(154)	(71)	-	42

Income before income tax	961	522	202	262
Income tax	357	189	55	97

Net income	604	333	147	165

Attributable to:
Owners of the Company	26	42	147	7
Non-controlling interest	578	291	-	158
Net income	604	333	147	165

Income per share, basic
Net income per share	0.94	1.39	5.81	0.26
Weighted average number of shares outstanding (in thousands)	28,315	29,889	25,346	28,315

Income per share, diluted
Net income per share	0.94	1.39	5.81	0.26
Weighted average number of shares outstanding (in thousands)	28,315	29,889	25,346	28,315